**CONTACT INFORMATION:**
**Investors and Media**
Julie D. Tracy
Vice President, Chief Communications Officer
408-548-6687
jtracy@kyphon.com

# Kyphon Reports First Quarter 2007 Operating Results

*Revenues Grow 40% to $128.1 million; St. Francis Integration Ahead of Schedule*

SUNNYVALE, Calif., April 26, 2007 (PR NEWSWIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced operating results for the first quarter ended March 31, 2007 as follows:

## Operating Results

Kyphon's worldwide net sales totaled $128.1 million, which includes $18.1 million of X-STOP® Interspinous Process Decompression (IPD®) product sales from the St. Francis Medical Technologies, Inc. (SFMT) acquisition that closed on January 18, 2007. Total product sales increased 40%, or 38% at constant foreign currency exchange rates, compared to the $91.4 million in net sales reported for the first quarter of 2006.

Total revenues in the U.S. increased 34% to $101.1 million, while total international revenues increased 70% to $27.0 million. Revenues from Kyphon's spinal motion preservation and disc disease diagnosis and therapies businesses, which includes the X-STOP® IPD®, Aperius™ Percutaneous Lumbar Interspinous Decompression (PercLID™) and Functional Anaesthetic Discography™ (F.A.D.™) technologies, were $14.3 million in the U.S. and $4.2 million in international markets.

Kyphon's core spinal fracture management and repair business revenue grew 20% to $109.6 million over the same quarter of 2006. Revenues in the U.S. grew 15% to $86.8 million and revenues from international operations grew 43% to $22.8 million in the first quarter.

Reported net loss was $22.6 million, or $0.50 per share compared to net income of $8.5 million, or $0.19 per diluted share, for the same period a year ago. The reported $0.50 loss per share includes $40.5 million pre-tax and $31.9 million after-tax SFMT in-process research and development (IPR&D) charges and acquisition-related expenses, which are detailed in the reconciliation of non-GAAP income below.

Non-GAAP diluted earnings per share for the first quarter of 2007 were $0.20, compared to diluted earnings per share of $0.19 in the same quarter a year ago. The non-GAAP diluted earnings per share of $0.20 excludes the following impacts from the SFMT acquisition: (1) $0.45 per share for IPR&D charges; (2) $0.09 per share for write-off of bank loan fees associated with the acquisition; (3) $0.05 per share for purchase accounting adjustments related to inventory valuation; (4) $0.03 per share for costs related to the transition of SFMT sales agent activities to Kyphon's direct sales force in the U.S.; and (5) $0.05 per share for severance and other transitional compensation expense. A reconciliation of GAAP and non-GAAP operating results is presented below.

"We are pleased with our strong execution this quarter and the focus that was maintained on our core spinal fracture management and repair business while integrating the X-STOP® IPD® system obtained through our St. Francis acquisition," said Richard Mott, president and chief executive officer of Kyphon. "We made excellent progress in assimilating St. Francis' operations into Kyphon's and undertaking clinical initiatives designed to support long term procedural adoption and adequate facility and physician reimbursement for the X-STOP® IPD® technology. Furthermore, as device competition increases in the vertebral compression fracture market, we believe the ability of balloon kyphoplasty to achieve deformity correction coupled with the growing body of clinical data for the procedure remain key considerations for many clinicians in selecting the appropriate treatment for their spinal fracture patients. We believe we are well positioned for future growth through our focus on restoring spinal function through minimally invasive therapies," Mott concluded.

**Business Highlights**

During the first quarter of 2007:

- Kyphon completed enrollment for its Japan registry trial for its balloon kyphoplasty inflatable bone tamps and bone cement. This represents a critical milestone for obtaining regulatory approval in this key market with an estimated half-million fractures each year due to osteoporosis.

- The health insurance company Aetna, Inc. published national coverage for kyphoplasty. Aetna's membership represents over 30 million covered lives, more than 767,000 health care professionals, and more than 453,000 primary care physicians at over 4,400 hospitals.

- Kyphon successfully closed a $400 million offering of convertible senior notes. The proceeds, together with revolver borrowings, were used to retire the $425 million senior secured term loan incurred to complete the acquisition of SFMT.

- Kyphon launched its Aperius™ PercLID™ system for the treatment of mild to moderate lumber spinal stenosis (LSS) in select European markets. The device received the CE Mark in October 2006 and is a percutaneous solution used by spine specialists in treating LSS.

- Kyphon early concluded enrollment of patients in its European BEST (Biomaterials Effectiveness and Safety in Trauma) clinical trial for the use of its KyphOs™ FS calcium phosphate material in treating vertebral compression fractures caused by trauma.  The clinical trial investigators determined that the interim analysis after enrolling 51 patients showed highly statistically and clinically significant improvement in pain in addition to having a high safety profile.  The company is preparing to initiate market launch activities of KyphOs™ FS in select European countries in the second half of 2007.

- Kyphon initiated enrollment in a pilot multi-center, prospective, single-arm clinical study evaluating its Discyphor™ Catheter for the F.A.D.™ procedure versus provocative discography.  The SODA (Study Of Disc Anaesthesia) study is expected to enroll up to 100 patients in up to 15 sites and is designed to measure the proportion of positive disc levels registered after provocative discography differing from that after the F.A.D.™ procedure.

- Kyphon enrolled 23 patients in its CAFE (CAncer Fracture Evaluation), study bringing the total cumulative enrollment to 75 patients.  This multi-center, randomized, controlled study designed to evaluate balloon kyphoplasty versus non-surgical management in patients suffering vertebral compression fractures due to cancer is intended to enroll up to 200 patients.

- Kyphon enrolled 30 patients in its KAVIAR (Kyphoplasty And Vertebroplasty In the Augmentation and Restoration of Vertebral Body Compression Fractures) study, bringing the total cumulative enrollment to 45 patients.  This multi-center, randomized, controlled study is designed to evaluate balloon kyphoplasty against vertebroplasty on a number of endpoints and is intended to enroll up to 1,234 patients.

**Financial Outlook for Full-Year 2007 and Quarter Ending June 30, 2007**

For the full-year 2007, net sales are targeted to increase approximately 40% to 43% versus 2006 to $570-$585 million.  Based on our view of how our existing business is expected to perform, we are providing this updated target revenue range although it excludes all of the $5-10 million in 2007 revenue from the Disc-O-Tech products that was originally included in our previous guidance of $565-$585 million.  The company presently assumes that both previously announced asset transactions with Disc-O-Tech Medical Technologies, Ltd. will close by the end of the fourth quarter of 2007; however, both remain subject to clearance by the Federal Trade Commission and the timing of the closing of these transactions remains uncertain.

We anticipate approximately 82% to 85% of 2007 revenues will be generated from our spinal fracture management and repair business and approximately 15% to 18% will be generated from our spinal motion preservation business, which includes the X-STOP® IPD® and the Aperius™ PercLID™ system.  International revenues are expected to comprise approximately 22% to 24% of total 2007 revenues.

The full-year 2007 target range for earnings per diluted share, which includes the impact of all of the charges associated with the SFMT and Disc-O-Tech transactions except the write-off of IPR&D, is expected to be between $0.80 and $0.88.  The target range for non-GAAP earnings per diluted share excluding IPR&D charges and the acquisition-related expenses as outlined in the GAAP to non-GAAP reconciliation provided below is $1.06 to $1.14. This target earnings range assumes amortization of intangible charges for the full year of $19 million related to the SFMT acquisition and $3 million relating to the Disc-O-Tech asset acquisition transactions.

The company estimates that the one-time pre-tax charge for IPR&D associated with the acquisitions of SFMT and the spinal assets of Disc-O-Tech will be approximately $56 million. Of the estimated $56 million charge, the $21 million associated with the SFMT acquisition recorded in the first quarter of 2007 is non-tax deductible. Kyphon currently assumes the remaining $35 million of the IPR&D charge relating to the two Disc-O-Tech transactions will occur in the fourth quarter of 2007.

For the second quarter of 2007, the company anticipates worldwide net sales of $137 million to $142 million, which represents an increase of 36% to 41% versus the second quarter of 2006. Worldwide net sales from the spinal fracture management and repair business are targeted to be between $114 million to $118 million, which represents an increase of 13% to 17% versus the same period a year ago. Net sales from the company's international operations are targeted to constitute approximately 22% to 23% of worldwide revenues in the second quarter of 2007.

For the second quarter of 2007, the target range for earnings per diluted share including the impact of certain acquisition related charges is $0.18 to $0.20. The non-GAAP earnings per diluted share, excluding the after-tax impact of certain acquisition-related expenses, estimated at $2.7 million pre-tax, is targeted to be between $0.21 and $0.23. A reconciliation of GAAP to non-GAAP earnings per diluted share for the company's financial outlook is as follows:

|  | Three Months Ending June 30, 2007 | Year Ending December 31, 2007 |
|---|---|---|
| Projected GAAP earnings per diluted share | $0.18 - $0.20 | ($0.05) - $0.03 |
| Add: Write-off of in-process research and development | - | 0.85 |
| Projected earnings per diluted share, excluding in-process research and development | $0.18 - $0.20 | $0.80 - $0.88 |
| Add: Acquisition related expenses, net of tax | 0.03 | 0.26 |
| Projected non-GAAP earnings per diluted share | $0.21 - $0.23 | $1.06 - $1.14 |

**Selected Metrics**

Kyphon ended the first quarter of 2007 with approximately 500 individuals in its worldwide field-based sales organization, which includes device sales representatives, sales management, and other field-based sales professionals. The company is planning to end 2007 with approximately 580 to 610 field based sales professionals worldwide. This global sales organization works with spine specialists worldwide who perform, or who are candidates to perform, the balloon kyphoplasty procedure and the primary care physician community, to educate them about the balloon kyphoplasty treatment for spinal fractures and the X-STOP® IPD® procedure to treat lumbar spinal stenosis.

Through the first quarter of 2007, approximately 6,300 spine specialists in the U.S. and 4,800 outside the U.S. have been trained to perform balloon kyphoplasty.  For 2007, Kyphon expects to train a total of approximately 1,700 physicians to perform balloon kyphoplasty procedures, 700 in the U.S. and 1,000 outside of the U.S.  Approximately 1,800 spine surgeons in the U.S. have been trained to perform the X-STOP® IPD® procedure through the first quarter of 2007.  In 2007, the company expects to train approximately 1,800 spine specialists in the U.S. to perform the X-STOP® IPD® procedure.

**Use of Non-GAAP Financial Measures**

Kyphon management believes that investors may wish to consider the impact of certain charges to better understand short- and long-term financial trends in the company's operations and financial performance.  These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations.  In addition, Kyphon management uses results of operations before certain charges to evaluate the operational performance of the company and as a basis for strategic planning.  Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures in accordance with GAAP.

**Reconciliation of GAAP and Non-GAAP Operating Results**

Non-GAAP first quarter 2007 results exclude certain expenses related to the acquisition of SFMT.  This non-GAAP presentation is given in part to enhance the understanding of the company's historical financial performance and comparability between periods.  In addition, the company believes that the non-GAAP presentation to exclude certain charges is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the medical device industry.  Accordingly, the company is disclosing this information to permit additional analysis of the company's performance.  A reconciliation of Kyphon's non-GAAP operating results to its GAAP operating results for this period follows (unaudited, in thousands, except per share amounts):

| | | Three Months Ended March 31, 2007 | | | Three Months Ended March 31, 2006 |
| --- | --- | --- | --- | --- | --- |
| | **GAAP** | **Adjustments** | | **Non-GAAP** | **GAAP** |
| U.S. net sales | $ 101,107 | $ - | $ | 101,107 | $ 75,512 |
| International net sales | 27,030 | - | | 27,030 | 15,916 |
| Net sales | 128,137 | - | | 128,137 | 91,428 |
| | | | | | |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 19,503 | (4,258)[3] | | 15,245 | 10,965 |
| Research and development | 11,780 | (615)[5] | | 11,165 | 8,306 |
| Sales and marketing | 63,716 | (3,839)[4,5] | | 59,877 | 45,386 |
| General and administrative | 19,931 | (2,398)[5] | | 17,533 | 13,568 |
| Amortization of acquired intangible assets | 4,415 | - | | 4,415 | 283 |
| In-process research and development | 21,300 | (21,300)[1] | | - | - |
| Total operating costs and expenses | 140,645 | (32,410) | | 108,235 | 78,508 |
| Income (loss) from operations | (12,508) | 32,410 | | 19,902 | 12,920 |
| Interest expense | (12,403) | 8,061 [2] | | (4,342) | (3) |
| Interest income and other, net | 1,035 | - | | 1,035 | 2,126 |
| Income (loss) before income taxes | (23,876) | 40,471 | | 16,595 | 15,043 |
| Provision for (benefit from) income taxes | (1,280) | 8,566 | | 7,286 | 6,550 |
| Net income (loss) | $ (22,596) | $ 31,905 | $ | 9,309 | $ 8,493 |
| | | | | | |
| Net income (loss) per share: | | | | | |
| Basic | $ (0.50) | $ 0.71 | $ | 0.21 | $ 0.19 |
| | | | | | |
| Diluted | $ (0.50) | $ 0.67 | $ | 0.20 | $ 0.19 |
| | | | | | |
| Weighted-average shares outstanding: | | | | | |
| Basic | 45,251 | | | 45,251 | 44,032 |
| | | | | | |
| Diluted | 45,251 | | | 47,351 | 45,882 |

(1) In-process research and development (IPR&D) charges.
(2) The write-off of loan fees related to the temporary bank financing used to close the transaction.
(3) Purchase accounting adjustments related to inventory valuation.
(4) Costs related to the transition of SFMT agents to Kyphon's direct sales force in the U.S.
(5) Severance and other transitional compensation expense related to the SFMT acquisition.

Kyphon's operating results on both a GAAP and non-GAAP basis includes stock-based compensation expenses of $6.5 million and $6.4 million for the three-month periods ended March 31, 2007 and 2006, respectively.

**Earnings Call Information**

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its first quarter results. To participate in the conference call, dial 1-800-289-0572 (U.S.) or 913-981-5543 (International). A simultaneous webcast of the call will also be available from the Investor Relations section of the company's corporate Web site at http://ir.kyphon.com. The call will be archived on this site for a minimum of two months.

An audio replay of the call will be available beginning from 6:00 p.m. Pacific Time on Thursday, April 26, 2007, until 12:00 a.m. Pacific Time on Thursday, May 17, 2007.  To access the replay, dial 888-203-1112 (U.S.) or 719-457-0820 (International) and enter the access code 2042530.

**About Kyphon Inc.**

Kyphon develops and markets medical devices designed to restore and preserve spinal function and diagnose the source of low back pain using minimally invasive technologies.  The company's products are used in balloon kyphoplasty for the treatment of spinal fractures caused by osteoporosis or cancer, in the Functional Anaesthetic Discography™ procedure for diagnosing the source of low back pain, and in the Interspinous Process Decompression procedure for treating lumbar spinal stenosis.  More information about the company and its products can be found at www.kyphon.com.

Functional Anaesthetic Discography, F.A.D., Discyphor, Aperius and PercLID are trademarks, and Kyphon, KyphX, X-STOP, X STOP, and IPD are registered trademarks, of Kyphon Inc.  Disc-O-Tech, B-Twin and SKy are trademarks of Disc-O-Tech Medical Technologies, Ltd.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "anticipates," "targets," "intends," "plans," "may," and words of similar effect, and specifically include the company's anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations without taking into account any possible impact from any other future business development transaction and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on February 28, 2007.  Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

# KYPHON INC.
## CONDENSED CONSOLIDATED INCOME STATEMENTS
### (unaudited; in thousands, except per share amounts)

|  | Three Months Ended March 31, | |
|  | 2007 | 2006 |
| --- | ---: | ---: |
| U.S. net sales | $ 101,107 | $ 75,512 |
| International net sales | 27,030 | 15,916 |
| Net sales | 128,137 | 91,428 |
| Operating costs and expenses: | | |
|    Cost of goods sold | 19,503 | 10,965 |
|    Research and development | 11,780 | 8,306 |
|    Sales and marketing | 63,716 | 45,386 |
|    General and administrative | 19,931 | 13,568 |
|    Amortization of acquired intangible assets | 4,415 | 283 |
|    In-process research and development | 21,300 | -- |
|     Total operating costs and expenses | 140,645 | 78,508 |
| Income (loss) from operations | (12,508) | 12,920 |
| Interest expense | (12,403) | (3) |
| Interest income and other, net | 1,035 | 2,126 |
| Income (loss) before income taxes | (23,876) | 15,043 |
| Provision for (benefit from) income taxes | (1,280) | 6,550 |
| Net income (loss) | $ (22,596) | $ 8,493 |
| Net income (loss) per share: | | |
|   Basic | $ (0.50) | $ 0.19 |
|   Diluted | $ (0.50) | $ 0.19 |
| Weighted-average shares outstanding: | | |
|   Basic | 45,251 | 44,032 |
|   Diluted | 45,251 | 45,882 |

# KYPHON INC.
## CONDENSED CONSOLIDATED BALANCE SHETS
### (unaudited; in thousands)

|  | March 31, 2007 |  | December 31, 2006 |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ 79,699 | $ | 81,939 |
| Investments | -- | | 120,214 |
| Accounts receivable, net | 89,437 | | 73,859 |
| Inventories | 19,710 | | 11,869 |
| Prepaid expenses and other current assets | 11,824 | | 7,520 |
| Deferred tax assets | 15,532 | | 6,072 |
| Total current assets | 216,202 | | 301,473 |
| | | | |
| Property and equipment, net | 32,233 | | 27,590 |
| Goodwill | 357,096 | | 4,802 |
| Other intangible assets, net | 210,446 | | 9,940 |
| Deferred tax assets | -- | | 14,955 |
| Other assets | 110,404 | | 69,846 |
| Total assets | $ 926,381 | $ | 428,606 |
| **Liabilities and Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable | $ 15,658 | $ | 10,447 |
| Accrued liabilities | 65,670 | | 62,980 |
| Total current liabilities | 81,328 | | 73,427 |
| | | | |
| Deferred rent and other | 16,916 | | 10,479 |
| Borrowings | 460,286 | | -- |
| Deferred tax liabilities | 63,694 | | -- |
| Total liabilities | 622,224 | | 83,906 |
| Commitments and contingencies | | | |
| Stockholders' equity: | | | |
| Common stock, $0.001 par value per share | 45 | | 45 |
| Additional paid-in capital | 267,006 | | 284,672 |
| Treasury stock, at cost | (201) | | (201) |
| Accumulated other comprehensive income | 1,885 | | 1,607 |
| Retained earnings | 35,422 | | 58,577 |
| Total stockholders' equity | 304,157 | | 344,700 |
| Total liabilities and stockholders' equity | $ 926,381 | $ | 428,606 |